UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 17)1

Catalyst Biosciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14888D208
(CUSIP Number)
JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 18, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

______________________

1        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,247,442
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,247,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,247,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%2

14	TYPE OF REPORTING PERSON*
OO

______________________

2 The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,477,053 shares of Common Stock outstanding, which is the total number of Shares outstanding as of July 29, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 1,115,865

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,115,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,115,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 1,115,865

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,115,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,115,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,247,442
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,247,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,247,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
388,600
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 17 (the “Amendment No. 17”) to the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by JDS1, LLC, a Delaware limited liability company (“JDS1”), and the other Reporting Persons named therein on July 23, 2019 (as amended by Amendment No. 1 filed on December 31, 2019, Amendment No. 2 filed on January 17, 2020, Amendment No. 3 filed on October 25, 2021, Amendment No. 4 filed on January 5, 2022, Amendment No. 5 filed on January 27, 2022, Amendment No. 6 filed on February 23, 2022, Amendment No. 7 filed on February 28, 2022, Amendment No. 8 filed on March 7, 2022, Amendment No. 9 filed on March 16, 2022, Amendment No. 10 filed on April 21, 2022, Amendment No. 11 filed on May 2, 2022, Amendment No. 12 filed on May 10, 2022, Amendment No. 13 filed on May 25, 2022, Amendment No. 14 filed on June 17, 2022, Amendment No. 15 filed on July 22, 2022, and Amendment No. 16 filed on August 3, 2022 (the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (the “Shares” or the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 17 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

On August 18, 2022, JDS1, CCUR Holdings, Inc, a Delaware corporation (“CCUR”), CIDM II, LLC, a Delaware limited liability company (“CIDM II”), Julian D. Singer, David S. Oros, Gary A. Singer, and Karen S. Singer (such parties hereinafter collectively referred to as the “JDS1 Signatories”) entered into a Cooperation Agreement with the Issuer (the “Cooperation Agreement”), regarding certain matters, including, but not limited to, the dismissal with prejudice by JDS1 of its litigation against the Issuer and the parties’ agreement to broadly release each other from any claims, demands, and causes of action existing prior to the date of the Cooperation Agreement. The following description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Cooperation Agreement, JDS1 agreed, among other things, to (i) dismiss with prejudice its two lawsuits captioned JDS1, LLC v. Catalyst Biosciences, Inc., C.A. No. 2022-0350-KSJM (Del. Ch.) and JDS1, LLC v. Catalyst Biosciences, Inc., et al., C.A. No. 2022-0515-KSJM (Del. Ch.) and (ii) irrevocably withdraw the stockholder inspection demand letter that it delivered to the Issuer on March 15, 2022 pursuant to Section 220 of the Delaware General Corporation Law. On August 18, 2022, in accordance with the foregoing requirements of the Cooperation Agreement, JDS1 dismissed with prejudice both of the above-mentioned lawsuits and withdrew its stockholder inspection demand. After giving effect to the foregoing dismissals, none of JDS1 or any of the other Reporting Persons named herein has any litigation pending against the Issuer or any member of the Issuer’s Board of Directors.

Pursuant to the terms of the Cooperation Agreement, each of the JDS1 Signatories agreed that, during the Standstill Period (as defined below), they would vote all Shares beneficially owned by them and their affiliates in favor of the election of any director nominee nominated by the Issuer’s Board of Directors; provided, however, that the JDS1 Signatories would not be restricted from voting freely on any stockholder approval for any merger, material acquisition or disposition, or a liquidation and winding up of the Issuer that is submitted by the Issuer for stockholder approval.

CUSIP NO. 14888D208

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed to pay to JDS1, on the same day that JDS1 fulfills its obligations under the Cooperation Agreement to dismiss its two litigation matters against the Issuer, the amount of $400,000 (the “Expense Reimbursement Amount”), as reimbursement for JDS1’s out-of-pocket fees and expenses (including legal expenses) incurred in connection with its involvement with the Issuer through the date of the Cooperation Agreement. In accordance with the Cooperation Agreement, on August 18, 2022, the Issuer paid the Expense Reimbursement Amount to JDS1.

Pursuant to the terms of the Cooperation Agreement, the JDS1 Signatories also agreed to certain customary standstill provisions that are currently effective until the earliest of (i) the one year anniversary of the Cooperation Agreement, or (ii) a material breach by the Issuer of its obligations under the Cooperation Agreement which is not cured within five (5) business days after written notice from any JDS1 Signatory (the “Standstill Period”), During the Standstill Period, each of the JDS1 Signatories agreed, among other things, that neither it nor any of its controlled affiliates would in any manner, directly or indirectly, alone or in concert with others, (i) submit any stockholder proposal or any notice of nomination or other business for consideration, or nominate any candidate for election to the Issuer’s Board; (ii) engage in, directly or indirectly, any solicitation of proxies (or written consents) or otherwise become a participant in a solicitation in opposition to the recommendation or proposal of the Issuer’s Board, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of the Shares (including any withholding from voting) or grant a proxy with respect to the voting of the Shares or other voting securities to any person other than to the Issuer’s Board or persons appointed as proxies by the Issuer’s Board; (iii) seek to advise or influence any person with respect to the voting of any securities of the Issuer; (iv) seek to place any person on the Issuer’s Board or seek the removal of any member of the Issuer’s Board or a change in the size or composition of the Issuer’s Board; (v) vote for any nominee or nominees for election to the Issuer’s Board, other than those nominated or supported by the Issuer’s Board; (vi) seek to call, or to request the call of, a special meeting of the Issuer’s stockholders; (vii) make a request for a list of the Issuer’s stockholders or to inspect any books and records of the Issuer; (viii) form, join or participate in a Section 13(d) “group” with respect to any voting Shares of the Issuer, other than a group consisting only of some or all of the JDS1 Signatories and their affiliates; (ix) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of any of the assets or business of the Issuer or any rights or options to acquire any such assets or business from any person, in each case other than securities of the Issuer; (x) otherwise act or seek to control or influence the management, the Issuer’s Board, or policies of the Issuer; (xi) acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of any interests in the Issuer’s indebtedness; (xii) acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of an aggregate amount of more than 9.99% of the Issuer’s outstanding Shares (which shall not include Shares issued in connection with a stock split, stock dividend, or similar corporate action initiated by the Issuer with respect to any securities beneficially owned by any of the JDS1 Signatories or their affiliates); (xiii) short sell the Issuer’s capital stock, or otherwise pledge, hypothecate or put any liens against the Issuer’s capital stock, except that a JDS1 Signatory may partake in customary margin transactions with a broker regulated by FINRA; (xiv) disclose publicly any intention, plan, or arrangement inconsistent with the foregoing; (xv) enter into any agreement, arrangement or understanding concerning any of the foregoing or encourage or solicit any person to undertake any of the foregoing activities; or (xvi) disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan, or arrangement inconsistent with the foregoing; provided however that the foregoing shall not restrict the ability of the JDS1 Signatories and each of their affiliates and representatives to privately communicate with the Issuer and its representatives so long as such private communications would not be reasonably expected to trigger public disclosure obligations for any party.

CUSIP NO. 14888D208

The Issuer and the JDS1 Signatories also granted each other broad general releases of claims, agreed to be restricted from bringing any litigation against each other during the Standstill Period, and made various customary representations and warranties to each other, including a representation by each of the JDS1 Signatories as to its, his, or her beneficial ownership of Shares.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 31,477,053 Shares outstanding, which is the total number of Shares outstanding as of July 29, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 15, 2022.

As of the close of business on August 18, 2022, the Reporting Persons beneficially owned, in the aggregate, 2,636,042 Shares, representing approximately 8.4% of the issued and outstanding Shares.

A.	JDS1
(a)	As of the close of business on August 18, 2022, JDS1 may be deemed the beneficial owner of 2,247,442 Shares comprised of (i) the 1,131,577 Shares beneficially owned and held directly by JDS1, and (ii) as an affiliate of CCUR, the 1,115,865 Shares beneficially owned and held directly by CCUR.

Percentage: 7.1%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 2,247,442
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 2,247,442
(c)	JDS1 has not entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.
B.	CCUR
(a)	As of the close of business on August 18, 2022, CCUR beneficially owned 1,115,865 Shares, which Shares are held directly by CCUR.

Percentage: 3.5%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 1,115,865
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,115,865
(c)	CCUR has not entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.

CUSIP NO. 14888D208

C.	CIDM II
(a)	As of the close of business on August 18, 2022, CIDM II, as the asset manager to CCUR, may be deemed the beneficial owner of the 1,115,865 Shares beneficially owned by CCUR. CIDM II does not own any Shares directly.

Percentage: 3.5%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 1,115,865
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,115,865
(c)	CIDM II has not entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.
D.	Julian D. Singer
(a)	As of the close of business on August 18, 2022, Mr. Singer, as the managing member of JDS1 and CIDM II, may be deemed the beneficial owner of 2,247,442 Shares. Mr. Singer does not own any Shares directly.

Percentage: 7.1%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 2,247,442
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 2,247,442
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.
E.	David S. Oros
(a)	As of the close of business on August 18, 2022, Mr. Oros beneficially owned 388,600 Shares, which Shares are held directly by him.

Percentage: 1.2%

(b)	1.	Sole power to vote or direct the vote: 388,600
2.	Shared power to vote or direct the vote: 0
3.	Sole power to dispose or direct the disposition: 388,600
4.	Shared power to dispose or direct the disposition: 0
(c)	Mr. Oros has not entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.

CUSIP NO. 14888D208

F.	The persons identified on Schedule A

To the knowledge of the Reporting Persons, other than indirectly solely due to their status as officers and/or directors of CCUR, no Shares are beneficially owned by any of the persons identified in Schedule A. To the knowledge of the Reporting Persons, none of the persons identified in Schedule A, other than indirectly solely due to their status as officers and/or directors of CCUR, have entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.

The filing of the Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her, or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 18, 2022, JDS1, CIDM II, CCUR, Julian D. Singer, David S. Oros, Gary A. Singer, Karen S. Singer, and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1     Cooperation Agreement, dated as of August 18, 2022, by and among JDS1, LLC, CCUR Holdings, Inc., CIDM II, LLC, Julian D. Singer, David S. Oros, Gary A. Singer, Karen S. Singer, and the Issuer.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 19, 2022

JDS1, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn

Name: Igor Volshteyn

Title: CEO and President

CIDM II, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer

CUSIP NO. 14888D208

SCHEDULE A

Directors and Executive Officers of CCUR Holdings, Inc.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of CCUR Holdings, Inc. Except as indicated below, the business address of each person is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

Name and Position	Principal Occupation	Citizenship
Igor Volshteyn Officer	Chief Executive Officer and President of CCUR Holdings, Inc.	USA
Matthew Gerritsen Officer	Secretary and General Counsel of CCUR Holdings, Inc.	USA
David J. Nicol Director	Advisor for technology-based businesses	USA
Steven G. Singer Director	Consultant for Remus Holdings Inc.	USA